August 28, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C.  20549

Re:           Next Fuel, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-182474)
Post-Effective Amendment No. 1 o Registration Statement on Form S-1 (File No. 333-175466)

Gentlemen:

On behalf of Next Fuel, Inc., we have filed today as a single document Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-182474), which will also constitute Post- Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-175466) in response to the staff's letter dated July 20, 2012.

The staff's letter contained one comment as follows:

Staff Comment:

In your explanatory note, you state that your prior registration statement declared effective on October 28, 2011, No. 333-175466, is no longer current and that upon effectiveness of this registration statement you will terminate the prior one with a post-effective amendment. It appears that you are relying on Rule 429 of Regulation C. As such, please revise the registration statement cover page to disclose your reliance on Rule 429. State that you are filing a combined prospectus that shall, upon effectiveness, act as a post-effective amendment to your prior registration statement. Identify the earlier registration statement to which the combined prospectus relates by providing the file number at the bottom of the facing page of the latest registration statement. See Rule 429(b). Please also ensure that your registration statement complies with Rule 415(a)(5) and (6). For more information, see Securities Act Rules Compliance and Disclosure Interpretations 212.24, 212.26, and 225.01 available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response:

Under the table at the bottom of the Facing Page of the Registration Statement Amendments filed today, we have inserted the following paragraph.

This Registration Statement, which is a new Registration Statement, also constitutes Post-Effective Amendment No. 1 to our Registration Statement on Form S-1 (No. 333-175466), which was declared effective on October 28, 2011.  Such Post-Effective Amendment No. 1 shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8 (c) of the Securities Act of 1933.  Pursuant to Rule 429 under the Securities Act of 1933, the prospectus filed as a part of this Registration Statement also constitutes a prospectus for our Registration Statement on Form S-1 (No. 333-175466).  The 1,400,000 shares of Common Stock remaining unsold from Registration Statement on Form S-1 (No. 333-175466) will be combined with the 980,000 shares of Common Stock to be registered pursuant to this Registration Statement to enable an aggregate of 2,380,000 shares of Common Stock to be offered pursuant to the combined prospectus.

Updated Information Changes

We have also updated financial information to conform to the Next Fuel's Form 10-Q for the Quarter ended June 30, 2012, which was filed with the Commission on August 14, 2012 and updated Recent Events in MD&A (Page 26 of the Prospectus) and certain stock beneficial ownership information.

Except for the changes described herein, we have not changed the Registration Statement.

If the changes are acceptable to the staff, we request you advise Jim Verdonik at (919) 277-9188 JFV@WardandSmith.com and we will send you an acceleration request letter promptly thereafter.

Yours truly,

Next Fuel, Inc.

By:  /S/ Robert H. Craig
Robert H. Craig
Chief Executive Officer